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           As filed with the Securities and Exchange Commission on June 19, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)

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                              BUSINESS OBJECTS S.A.
                       (NAME OF SUBJECT COMPANY (ISSUER))

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                              BUSINESS OBJECTS S.A.
                        (NAME OF FILING PERSON (OFFEROR))

   Options Granted on or after January 1, 2000 Under the Business Objects S.A.
    1999 Stock Option Plan, as amended, to subscribe to or purchase Ordinary
           Shares, nominal value 0.10 euro per share, Held by Certain
                                 Option Holders
                         (Title of Class of Securities)

                                   1232 8X 107
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)

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                           CLIFTON THOMAS WEATHERFORD
                             CHIEF FINANCIAL OFFICER
                                BUSINESS OBJECTS
                              3030 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 953-6000
 (Name, address, including zip code, and telephone number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                    Copy to:
                             STEVEN V. BERNARD, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                            PALO ALTO, CA 94304-1050
                                 (650) 493-9300

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                            CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
                 $86,825,398                                 $17,365
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

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to subscribe to or purchase 2,836,366 ordinary shares of Business Objects S.A. having an aggregate value of $86,825,398 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

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**  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:             Not applicable.

        Form or Registration No.:           Not applicable.

        Filing party:                       Not applicable.

        Date filed:                         Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third party tender offer subject to Rule 14d-1.
        [X] issuer tender offer subject to Rule 13e-4.
        [ ] going-private transaction subject to Rule 13e-3.
        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]



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        This Final Amendment to the Tender Offer Statement on Schedule TO filed by Business Objects S.A. (the "Company") with the Securities and Exchange Commission on May 16, 2001 (the "Schedule TO") relating to an offer by the Company to grant its eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after January 1, 2000 under the Company's 1999 Stock Option Plan, as amended for new options ("New Options") to subscribe to or purchase Ordinary Shares, nominal value 0.10 euro per share, upon the terms and conditions described in the Offer to Grant dated May 16, 2001, the related email to eligible employees, the election form and the notice of withdrawal (which together, as they may be amended from time to time constitute the "offer").

ITEM 4 TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended to add the following:

        The offer expired at 12:00 midnight, New York City time, on June 14, 2001. Pursuant to the offer, the Company has accepted for cancellation options to purchase 1,083,554 Ordinary Shares. Subject to the terms and conditions of the offer, the Company will grant New Options to subscribe to or purchase an aggregate of 1,083,554 Ordinary Shares sometime on or after December 18, 2001.

        In addition, pursuant to a separate offer made by the Company to grant eligible France-based employees the opportunity to renounce the right to the benefit of their eligible options on terms and conditions set forth in an offering document which does not form part of the Schedule TO (the "French Offer"), the Company has accepted for cancellation 328,537 Ordinary Shares. Subject to the terms and conditions of the French Offer, the Company will grant New Options to subscribe to or purchase an aggregate of 328,537 Ordinary Shares sometime on or after December 18, 2001.



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                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 19, 2001                BUSINESS OBJECTS S.A.

                                    By: /s/ Bernard Liautaud
                                       -----------------------------------------
                                       Name:  Bernard Liautaud
                                       Title: Chairman, President and Chief
                                              Executive Office



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